FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of February , 2004
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Commission File Number     0-29382
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                          Minefinders Corporation Ltd.
                      ------------------------------------
                 (Translation of registrant's name into English)

     Suite 2288, 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Canada
    -----------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                               Form 20-F   Form 40-F X
                                                    ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes      No X
                                           ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

MINEFINDERS
CORPORATION LTD.                               Suite 2288-1177 West Hastings St.
                                               Vancouver, B.C. V6E 2K3
                                               Tel. (604) 687-6263
Listed on the TSX symbol: MFL                  Fax (604) 687-6267
Traded on AMEX symbol: MFN                     website: www.minefinders.com
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                              N E W S R E L E A S E


            Minefinders Acquires New Silver Project in Sonora, Mexico

January 26, 2004 - Vancouver, British Columbia - Minefinders Corporation Ltd. (the "Company") (TSX: MFL / AMEX: MFN), Mark H. Bailey, President and CEO, reports that it has acquired 100% of the mineral rights to the historic Planchas de Plata silver district and surrounding area. The district is located approximately 18 kilometers west-southwest of Nogales, Mexico in the State of Sonora. The Company acquired the rights to the Planchas de Plata district by filing a 500 hectare mineral concession, which it has named the "Anita" concession.

Initial Results
Initial reconnaissance mapping and representative rock chip sampling by the Company on the Anita concession have identified significant silver mineralization in porous host rocks and along fractures over a wide area (see Table 1). Twenty-three initial reconnaissance samples were collected from old pits, outcrops, and road cuts scattered over a portion of the property. Twenty-one of the 23 samples were mineralized and averaged 224.9 g/t (6.57 oz/t) silver, with the highest value of 891 g/t (26.0 oz/t) silver over a two meter interval.

Historical Results
A 1,900 meter percussion drilling program on the property, completed between 1969 and 1970, is reported to have produced an inferred resource of 450,000 tons grading 90 g/t (2.63 oz/t) silver. Data obtained by the Company from this drill program included intercepts of 27 meters (89 ft) grading 155 g/t (4.5 oz/t) silver and 16 meters (52 ft) averaging 226 g/t (6.6 oz/t) silver) at shallow depths from widespread vertical drill holes. The Company believes that the district has not been thoroughly evaluated and is prospective for the discovery of a large bulk-tonnage silver deposit. A complete geochemical sampling and geologic mapping program is in progress and will be used to plan a comprehensive drill program to evaluate the potential of this exciting prospect in the second quarter of 2004.

The Planchas de Plata district was the site of Mexico's first silver rush, in 1736, when a `plate' of silver weighing 313 pounds was discovered. The ensuing years brought thousands of treasure seekers to the district and it became the focus of European immigration into northern Sonora. Other large individual masses, nuggets and wires of silver, or `planchas de plata' (literally translated as "plates of silver"), were found at or near the surface. The largest of these was reported to weigh 3,500 pounds. Eventually the find was declared property of the King of Spain (Philip V), by decree dated 1741. Additional production from the district occurred from 1872 until the 1930s. Although complete records are lacking, it is reported that mining may have produced nearly 100,000 tonnes of ore from the nine mines within the district. It was also reported that the Ernesto mine in the district produced ore that graded 2590 g/t silver.

                             Table 1: Planchas de Plata Silver Assay results:

      ---------------------------------------------------------------------------------------------------
                                                        Acid Digestion / AA       30g Fire Assay Checks
      Sample                Width (m)  Width (ft)       Ag g/t        Ag oz/t       Ag g/t       Ag oz/t
      ---------------------------------------------------------------------------------------------------

      PP-03-RM-1                1          3.3             1           0.02            -             -
      PP-03-RM-2                1          3.3            45           1.32           37          1.08
      PP-03-RM-3                1          3.3           647          18.87          578         16.88
      PP-03-RM-4                1          3.3           150           4.37          146          4.26
      PP-03-RM-5                2          6.6           229           6.68          207          6.04
      PP-03-RM-6                1          3.3           244           7.12          217          6.34
      PP-03-RM-7                1          3.3            65           1.91           54          1.58
      PP-03-RM-8                2          6.6           147           4.29          253          7.39
      PP-03-RM-9                1          3.3           200           5.83          283          8.26
      PP-03-RM-10               2          6.6           285           8.31          263          7.68
      PP-03-RM-11               1          3.3           193           5.63          171          4.99
      PP-03-RM-12               2          6.6           891          25.99          790         23.07
      PP-03-SM-01               1          3.3           151           4.40          130          3.80
      PP-03-SM-02               3          9.8           246           7.17          228          6.66
      PP-03-SM-03               2          6.6             2           0.06            -             -
      PP-03-SM-04               2          6.6            73           2.13           63          1.84
      PP-03-SM-05               1          3.3            61           1.78           50          1.46
      PP-03-SM-06               3          9.8           180           5.25          167          4.88
      PP-03-SM-07              1.5         4.9           279           8.14          265          7.74
      PP-03-SM-08              0.75        2.5            41           1.19           38          1.11
      PP-03-SM-09               2          6.6           431          12.57          404         11.80
      PP-03-SM-10               3          9.8           165           4.81          154          4.50
      PP-03-SM-11               6         19.7            84           2.45           80          2.34
      ---------------------------------------------------------------------------------------------------


Real Viejo Silver Project

Separately, the Company has also acquired all surface rights necessary to commence drilling on its 100% owned, bulk-tonnage Real Viejo silver target, located approximately 10 kilometers to the northwest of Planchas de Plata. The Real Viejo silver project (reported in Company news release dated May 23, 2001) is located ten kilometers west-northwest of the Planchas de Plata district. In an agreement dated January 8, 2004, the Company acquired surface rights that will permit the construction of access roads and the commencement of drilling on the project.

The drill target at Real Viejo is represented by widespread stockwork veining and alteration that occurs over 800 meters (2,600 ft) of strike length and is up to 300 meters (980 ft) in width. Sample lines, previously completed by the Company in the target area, have returned up to 72.5 g/t (2.11 oz/t) silver over a true width of 160 meters (525 ft) and individual samples have assayed up to 902 g/t (26.3 oz/t) silver. Management expects to test this target in the second quarter of 2004, in conjunction with further testing of the Company's La Bolsa gold deposit, located another 12 kilometers to the northwest.

With the impending completion of its feasibility study on the Dolores gold-silver deposit, and the 2004 drilling programs planned for its Northern Sonora and Nevada properties, the Company is on track to meet its goal of increasing its gold and silver resources, while bringing Dolores to a production decision by mid-2004.

All geochemical samples are rock chip samples of representative material, weighing between 2 kg and 6 kg each, and were collected and transported from the site for assay by ALS-Chemex Labs of Vancouver, B.C. All samples were analyzed using a multi-acid extraction technique with atomic absorption analysis. Separate check assays utilizing a 30 gram fire assay technique were performed on all samples as reported in Table 1. Mark H. Bailey, MSc., P.Geo., a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release.


On Behalf of the Board of Directors
MINEFINDERS CORPORATION LTD.

"Mark H. Bailey"

Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: (866) 687-6263 or Fax: (604) 687-6267.

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All resource estimates referred to in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States Companies. The terms "Resource(s)" does not equate to "reserves" and normally may not be included in documents filed with the Securities and Exchange Commission.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the Company's mineral resources and the timing of the further exploration and development of the Company's mineral projects, are subject to various risks and uncertainties concerning the specific factors identified above and in the company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           Minefinders Corporation Ltd.
                                           (Registrant)

Date     February 6, 2004        By:       /S/  "Paul C. MacNeill"
         ------------------                -------------------------------------
                                           (Print)  Name:   Paul C. MacNeill
                                           Title:   Director